UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                               FORM 12b-25
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                 0-28154

                                FORM 10-KSB                      CUSIP NUMBER
                                                                 828851 10 5
                    For Period Ended: December 31, 1996

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                        SIMPLEX MEDICAL SYSTEMS, INC.
                        ----------------------------
                          Full Name of Registrant

                             MUSIC TONES LTD.
                         -------------------------
                         Former Name if Applicable

                        430 Ansin Boulevard, Suite G
         --------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                          Hallandale, Florida 33009
                          -------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 5, 1997, the Registrant completed the acquisition of 100% of the outstanding common stock of Simplex Medical Systems, Inc. ("Simplex") in exchange for 3,453,000 shares of its common stock, pursuant to a Share Exchange Agreement between the Registrant and Simplex. This transaction was reported by the Registrant by a Current Report on Form 8-K, filed with the Commission on March 17, 1997. A copy of the Share Exchange Agreement was filed as an Exhibit to the Form 8-K.

As a result of the above described transaction, certain narrative and financial information must be revised in the Registrant's Form 10-KSB. The Registrant has had insufficient time to prepare such revisions in order to files its Form 10-KSB in a timely manner by the current due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/893-2300
               -------------          -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [ ]Yes   [X]No

     If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            MUSIC TONES LTD.
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                   MUSIC TONES LTD.

Date:  March 31, 1997              By /s/ Nicholas G. Levandoski
                                      Nicholas G. Levandoski, PhD
                                      Director
[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]